EX-99.77C VOTES

77C: Submission of matters to a vote of security holders

A Special Meeting of Shareholders of the Fusion Global Long/Short Fund (the “Fund”) was held July 31, 2009 at the offices of U.S. Bancorp Fund Services, LLC, 777 East Wisconsin Avenue, Milwaukee, Wisconsin, pursuant to notice given to all shareholders of record of the Fund at the close of business on July 15, 2009.  At the Special Meeting, shareholders were asked to approve the following:

PROPOSAL 1.

     To approve an Investment Advisory Agreement for the Fund with American Independence Financial Services, LLC.

The tabulation of the shareholder votes rendered the following results:

Votes For                                Non Votes
Proposal 1                                267,140.370                                184,395.272